UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                    International Airline Support Group, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    458865201
                                 (CUSIP Number)


                               Nicholas D. Gerber
                             Ameristock Corporation
                             1320 Harbor Bay Parkway
                                    Suite 145
                            Alameda, California 94502
                                 (510) 522-3336
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  April 23, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (continued on following pages)
                               (page 1 of 5 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458865201                                            Page 2 of 5 Pages

                                  Schedule 13G


------- -----------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Ameristock Corporation, IRS Number:  94-3227081
------- -----------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) |_|
                        (b) |_|

------- -----------------------------------------------------------------------

  3     SEC USE ONLY

------- -----------------------------------------------------------------------

  4     SOURCE OF FUNDS
        OO - See Item 3
------- -----------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------- -----------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        California
------- -----------------------------------------------------------------------

                                   7   SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                     -----------------------------------------------

OWNED BY
EACH                               8   SHARED VOTING POWER
REPORTING PERSON
WITH                                   0
                                 -----------------------------------------------

                                   9   SOLE DISPOSITIVE POWER

                                       0
                                 -----------------------------------------------

                                  10   SHARED DISPOSITIVE POWER

CUSIP NO. 458865201                                            Page 3 of 5 Pages

                                  Schedule 13G

------- -----------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0

------- -----------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES |_|

------- -----------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.0%

------- -----------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON
            IA, CO
------- -----------------------------------------------------------------------

CUSIP NO. 458865201                                            Page 4 of 5 Pages

                                  Schedule 13G


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock ("Common Stock") of International Airline Support Group, Inc. ("IASG"), a Delaware corporation. IASG's principal executive offices are located at 1954 Airport Road, Suite 200, Atlanta, Georgia 30341.

ITEM 2.  IDENTITY AND BACKGROUND

        (a), (b) and (c) This statement is being filed by Ameristock Corporation ("Ameristock"). The principal business address of Ameristock is 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Ameristock is a California corporation the principal business of which is serving as investment adviser to investment companies registered under the Investment Company Act of 1940 and their series.

         The directors of Ameristock are Nicholas D. Gerber, Andrew Ngim and Howard Mah, each with the business address of 1320 Harbor Bay Parkway, Suite 145, Alameda, CA 94502. Mr. Gerber's principal occupation is as President, director and controlling shareholder of Ameristock. Mr. Ngim's principal occupation is Managing Director of Ameristock, and Mr. Mah's principal occupation is as a portfolio manager for Ameristock. Ameristock has no executive officers other than Mr. Gerber.

         (d) and (e) During the last five years, no person identified in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the natural persons identified in this Item 2 is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Common Stock was acquired with funds of approximately $643,520.20. All such funds were provided from the assets of the Ameristock Focused Value Fund (the "Fund"), an investment company series for which Ameristock serves as investment adviser.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock had been acquired by Ameristock's advisory client, the Fund, for the purpose of investment. Ameristock sold the Common Stock on behalf of the Fund because it no longer believed that the Common Stock would help the Fund meet its investment objective.

         Ameristock does not have any plan or proposal to acquire any securities of IASG on behalf of the Fund or otherwise, or to take any other action that would involve one or more of the types of transactions or have one or more of the results described in Item 4, although it reserves the right to do so in the future.

CUSIP NO. 458865201                                            Page 5 of 5 Pages

                                  Schedule 13G


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) The Fund is no longer the owner of any shares of the Common Stock. A Management Agreement with the Fund grants to Ameristock sole voting and investment discretion over the securities owned by the Fund. Therefore, Ameristock may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of any Common Stock that was or in the future is owned by the Fund.

         (c) On April 23, 2003, Ameristock sold the Fund's entire interest in IASG, amounting to 502,088 shares of Common Stock, in a transaction in the over-the-counter market. The Fund received $.0006 per share of common stock in connection with such sale.

         (d) No person other than the Fund had the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of the securities being reported herein.

         (e) April 23, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             April 29, 2003                 /s/ Nicholas Gerber
         ------------------              --------------------------------------
                Date                                     Signature


                                         Nicholas D. Gerber, President
                                         --------------------------------------
                                                        Name/Title